Curanex Pharmaceuticals Inc

2 Jericho Plaza, Suite 101B

Jericho, NY 11753

April 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama and Chris Edward

Re:	Curanex Pharmaceuticals Inc - Withdrawal of Acceleration Request Registration Statement on Form S-1, as amended (the “Registration Statement”) File No. 333-282686

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 8, 2025, in which the undersigned registrant, Curanex Pharmaceuticals Inc, a Nevada corporation (the “Company”), requested acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to 5:00 p.m. Eastern Daylight Time on April 9, 2025, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that the Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Sincerely,

Curanex Pharmaceuticals Inc

By:	/s/ Jun Liu
Jun Liu
Chief Executive Officer